December 22, 2006

VIA EDGAR AND HAND DELIVERY

Michael Fay, Branch Chief

Mail Stop 3561

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0408

Re:	TVI Corporation
File No. 000-10449
Form 10-K: For the Year Ended December 31, 2005
Form 10-Q: For the Quarterly Period Ended September 30, 2006
Form 8-K furnished on January 19, 2006

Dear Mr. Fay:

This letter responds to comments received from the staff by letter dated November 22, 2006 with respect to the above-referenced filings of TVI Corporation (“TVI” or the “Company”). As requested, we have either provided additional explanation responsive to the comments on a supplemental basis or have agreed to include additional information in our subsequently filed Exchange Act reports. We hope you find our responses to be both helpful and complete.

In order to assist you in your review of our responses, we have set forth below each of the staff’s comments followed by our response. This response letter has been filed via EDGAR, tagged as “CORRESP.” The attachments to this letter have not been provided via EDGAR. Instead, we are delivering an original of this letter, together with the two attachments, in paper and by hand, so that the attachments may be returned to the Company when the staff’s review is complete pursuant to Securities Exchange Act Rule 12b-4.

Form 10-K: For the Year Ended December 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General, page 19

1.	We note per Note 12 to your financial statements that net sales to your second largest customer declined from approximately $7.6 million and 20% of total sales for the year ended December 31, 2004 to approximately $1.4 million and 4.3% of total sales for the year ended December 31, 2005. We note further that while the trend of sales to your second largest customer appears to have partially reversed during the six-month period ended June 30, 2006 (i.e., increased to approximately $2.6 million or 15% of total sales for the six-month period), net sales to your largest customer decreased from approximately $11.6 million and 70.6% of total sales for the six-months ended June 30, 2005 to approximately $3.5 million and 21.1% of total sales for the six-months ended June 30,

Michael Fay, Branch Chief

December 22, 2006

2006. Given that sales to your two largest customers have historically comprised such a large percentage of your total sales, please expand your discussion in the MD&A section of future filings to discuss i) the factors contributing to the significant variances in the amount of sales to your two largest customers, ii) how the variances in sales to your two largest customers have directly impacted your results of operations, and iii) whether the changes in the amount of sales to your two largest customers is reflective of a trend expected to impact future periods. Please provide a sample of your proposed expanded disclosures as a part of your response.

Response: The Company supplementally provides the following information in response to the staff’s comment. During the years 2004, 2005 and 2006, the Company has implemented a growth strategy to capitalize on increased homeland security spending in its primary target markets, the first responder and first receiver markets. As disclosed in the Company’s 2005 Form 10-K (“Business-Overview” and “-Strategy and Markets” and “Management’s Discussion and Analysis-Overview”), the Company’s strategy is to expand its product lines to address the operating requirements of these markets. The Company has pursued expansion of its product lines through organic development and corporate acquisition opportunities. During 2004 and 2005, the Company continued to expand its traditional product lines and, through a small acquisition in 2004, the more significant acquisition of Safety Tech International, Inc. (“STI”) in November 2005 and efforts to construct a new filter canister production line, expanded into the personal protection equipment market, focusing on powered air-purifying respirator products and filters.

Also, beginning in late 2004 and continuing in 2005 and 2006, the Company broadened its distribution network. The Company primarily sells its products through value added resellers or distributors (i.e., entities that purchase products from the Company and resell those products to end users). In 2003, the Company primarily distributed its products in the U.S. through two distributors. In 2004, the Company primarily distributed its products in the U.S. through five distributors. In 2005 and 2006, the Company primarily distributed its products in the U.S. through 15 distributors.

The Company’s strategy to diversify its product lines and distribution network both contributed to the decreased percentage of sales attributable to the two distributor-customers referred to in Note 12 of the Company’s financial statements. As disclosed in “Business-Distribution” on pages 5 and 6 of the Form 10-K, the Company has attempted to position itself to be less reliant on particular products or particular distributors. The Company does not believe that the decrease in percentage sales from the two distributor customers either directly impacted its results of operations (e.g., sales that the Company previously made through the two customers have likely been made through other distributors) or the Company’s liquidity or financial condition. Rather, the Company believes that the decrease in percentage sales from the two customers reflects its continuing efforts to be less dependent on particular product lines or particular distributors. The Company has disclosed its dependence on its key distributors in the third risk factor under “Item 1A. Risk Factors” on page 9 of the Form 10-K. Please see the Company’s response to Comment No. 2 below for additional information regarding the Company’s intended prospective disclosure.

2.

We note from your MD&A disclosures that your revenues increased significantly in fiscal year 2004 as a result of your sales of domestic decontamination units. In addition, we note that i) the reduction in your gross profit during fiscal year 2005, ii) the increase in your inventory balance at June 30, 2006, and iii) the decrease in your annualized inventory turnover at June 30, 2006 have been partially attributed to changes in your product mix. Furthermore, we note that your acquisition of STI has resulted in an expanded presence in the PAPRs market. Given that you offer a large number of products (e.g. decontamination systems, hospital surge systems, targets, helicopter landing systems, etc.) through your various product groups (e.g. rapidly deployable first receiver and responder systems, PAPRs, thermal products, etc.), we believe that a quantitative discussion of the

Michael Fay, Branch Chief

December 22, 2006

changes in sales levels for your individually material products or product groups would be appropriate. Please expand your discussion in MD&A accordingly. Please also consider whether it would be appropriate for you to disclose revenues from external customers for each product or group of similar products in the footnotes to your financial statements, in accordance with paragraph 37 of SFAS No. 131.

Response: As noted in its response to Comment No. 1, TVI began a process in late 2004 to expand its traditional shelter and related product lines to address the operating requirements of its target markets through, among other things, the following acquisitions and internal development efforts:

•	The acquisition in 2004 of the assets of CAPA Manufacturing, LLC, a privately-held respiratory products research, design and manufacturing company. This acquisition was not significant in terms of the purchase price or the revenues or assets acquired.

•	The acquisition STI, a privately-held supplier of powered air-purifying respirators (“PAPRs”) in November 2005.

•	The acquisition of Signature Special Event Services, LLC (“SSES”) as of October 31, 2006, a leading provider of full-service rental services for traditional special events and for disaster relief and recovery efforts with broad infrastructure offerings, including tents, flooring/staging, lighting, power, climate control and foodservice equipment.

•	TVI’s construction of a new filter canister production line to manufacture disposable filter canisters for the first responder, military, healthcare and industrial markets. As noted in response to Comment No. 10, TVI is currently producing filter canisters only for the purposes of quality assurance testing prior to commercial production and anticipates revenue beginning in 2007 from such operations, including from the U.S. Army as disclosed by the Company in its press release dated October 31, 2006.

Notwithstanding these acquisitions and the development of the filter plant, the overwhelming portion of TVI’s revenues during 2004 and 2005 were generated by its traditional shelter and related product offerings (e.g., decontamination systems, surge capacity and infection control systems, and command and control systems), which are all products produced in connection with TVI’s rigid frame and/or fabric manufacturing and OEM operations. Specifically, these systems accounted for approximately 94% and 85% of revenues for 2004 and 2005, respectively. Revenues generated by TVI’s traditional thermal products (“Thermal Products”) constituted less than 10% of TVI’s revenues for each of these periods. Historically, TVI has considered its Thermal Products to be part of its traditional product offerings and it did not and does not believe that separate disclosure of revenues of Thermal Products is warranted. Similarly, PAPR revenues in 2004-2005 were not individually significant, constituting less than 10% of revenues for each of these periods. Moreover, neither of these product types triggered the disclosures of revenues and/or percentage of revenues required by Item 101(c)(i) of Regulation S-K, which applies a 15% significance test for companies, like TVI, with less than $50 million in revenues during the covered fiscal years.

The Company did consider the requirements of paragraph 37 of SFAS No. 131 and determined that the requirement to disclose revenues from external customers for each product or group of similar products in the footnotes to the financial statements was not applicable in either of 2004 or 2005. The Company has viewed (and continues to view) its Thermal Products and Shelter offerings as one group of similar products and services that do not meet the requirements for individual product

Michael Fay, Branch Chief

December 22, 2006

revenue disclosures. The Company’s revenues from its PAPRs products were not material (less than 10% of revenues) for either of 2004 or 2005.

In connection with its review of disclosure and accounting requirements that will be applicable to its Form 10-K for the year ended December 31, 2006, as well as the Company’s ongoing integration and realignment efforts with respect to the STI and SSES acquisitions, the Company has evaluated the requirements of SFAS 131 with respect to the requirement of segment and product line disclosures, and currently intends to begin reporting the following three operating segments as of the year ended December 31, 2006:

i. Shelters and Related Products Lines: TVI’s traditional product lines (i.e., shelter systems (e.g., decontamination systems, surge capacity and infection control systems and command and control systems) and the Company’s Thermal Products line);

ii. Personal Protection Equipment Product Lines: PAPRs and filters; and

iii. SSES’s Rental Services business.

Although TVI management is continuing to review and rationalize its integration and realignment efforts, the current view is that these segments correlate to TVI’s long term expansion initiatives and to the way in which management organizes and evaluates the enterprise. The Company believes that these segments correspond to the guidelines of SFAS 131 in determining the aggregations of our operations into segments. Each of these operations was grouped into a segment based on their economic considerations, nature of products, nature of production processes, types or classes of customers, methods used to distribute products and the nature of the regulatory environment.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004, page 20

3.	Please explain to us in much greater detail (1) the change in product mix, (2) the improved productivity, and (3) the improvement in warranty costs that contributed to the increase in gross margin percentage during 2005. As part of your response, provide us comparable revenue and cost information by product type, explain to us how you achieved the improved productivity, quantify for us the amount that the improved productivity contributed to your improved gross margin, and explain to us the reason for the improvement in your warranty costs.

Response: As disclosed under “Gross Profit” on page 20 of the Form 10-K, the increase in gross margin percentage for the year ended December 31, 2005 compared to the year ended December 31, 2004 primarily resulted from (i), (ii) and (iii) below:

i.	Warranty Reserve Reduction.

With respect to improvement in warranty liability, in 2003 TVI established a reserve for replacement of basins, water heaters and other products in response to possible product design deficiencies that the Company anticipated might result in product returns. TVI redesigned the subject products in 2005. In the latter part of 2005, given both the product redesign and improved product return history in 2004, the Company determined that the warranty reserve associated with the design deficiencies should be eliminated, resulting in a reduction of overall warranty reserves of $357,000.

Michael Fay, Branch Chief

December 22, 2006

ii.	Improved Product Mix.

Additionally, the product mix sold in 2005 indicated a relatively higher percentage of products with higher gross margins versus those sold in 2004; including certain decontamination products, Thermal Products and PAPRs products. The higher gross margins associated with the product mix for 2005 was, to some degree, the result of circumstances unique to the periods such as Hurricanes Katrina and Rita. The higher gross margins associated with this product mix did not necessarily reflect a trend known by the Company at that time.

iii.	Improved Productivity.

For the year ended December 31, 2005, there was a spike in short-term manufacturing operations resulting from increased sales in connection with Hurricanes Katrina and Rita. As a result, TVI produced a simplified version of its off-the-shelf shelter products and instituted both longer and more work shifts to satisfy the short-term higher demand which the Company believes resulted in lower cost per product produced for the period.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 28

4.	Please ensure that the report of your independent registered public accounting firm included in your future filings indicates the city and state where such report was issued. Refer to the requirements of Rule 2-02(a)(2) of Regulation S-X.

Response: In future filings TVI will verify that the city and state of its independent registered public accounting firm is included in the report.

Notes to Consolidated Financial Statements

3. Acquisitions and Contingent Consideration page 37

5.	We note that on November 8, 2005, you acquired Safety Tech International (“STI”) for approximately $17.0 million (prior to the recognition of any potential future contingent earnout consideration), resulting in the recognition of approximately $15.2 million of goodwill. Please tell us the factors that contributed to a purchase price that resulted in the recognition of goodwill in accordance with paragraph 5l(b) of SFAS No. 141.

As a part of your response, please specifically address the manner in which management has both identified and determined the fair value of intangible assets obtained in connection with the acquisition of Safety Tech International. In this regard, you state on page five of the Business section of your Form 10-K that STI has established close working relationships with its key customer groups. As such, please tell us the value, if any, assigned to customer-related or contract-based intangible assets, as well as, how any amount of STI’s purchase price that was allocated to such intangible assets was determined. Furthermore, please tell us how the patents, which you identified as finite-life intangible assets, were valued. Refer to paragraphs A14 through A28 of SFAS No. 141 for further guidance.

Response: Among the primary reasons for the acquisition of STI the Company desired to broaden its product offerings to the homeland security and military markets and to increase its revenue

Michael Fay, Branch Chief

December 22, 2006

stream. The recognition of goodwill was based on an analysis of the fair value of assets acquired and liabilities assumed when compared to the consideration paid.

As disclosed in Note 3 to the 2005 consolidated financial statements, the Company allocated the purchase price as follows:

(in Thousands)
Current assets	$2,729
Fixed assets	762
Intangible assets	153
Goodwill	15,176

18,820
Current liabilities	(1,702)
Other liabilities	(108)

Acquisition consideration	$17,010

These amounts have not been revised since the initial allocation.

As a result of the Company’s internal analysis of the value of STI, the Company placed a significant amount of value on the future prospects and the synergistic and geographic aspects of the acquisition. The Company’s approach included a limited analysis of the value of identifiable intangible assets including patents, and contract-based and customer based intangibles.

i.	Patents

TVI valued STI’s patent rights at $153,000 as of the acquisition date. As the date of the acquisition, STI had 14 pending patent applications (i.e., seven separate patent applications filed with the U.S. Patent and Trademark Office and seven corresponding Patent Cooperation Treaty applications); however, no patents had been awarded or issued therefrom. Because the value of patents had not been proven (either through a sale or a licensing transaction), the fair value assigned to the patents was based on the costs to apply for and receive the patents.

ii.	Contract-Based Intangible Assets

TVI considered the value to be assigned to any contract-based intangible asset to be immaterial. At the acquisition date, STI was party to only one executory contract. The Company believed the true value of this contract to be minimal, due to the agreement’s status as an IDIQ (indefinite-delivery, indefinite-quantity) contract which, among other things, was subject to government funding and committed the awarding agency to buy only a limited number of goods.

iii.	Customer-Related Intangible Asset

In its analysis of the STI revenue stream, the Company did not place significant value on the customer relationships of STI. Both TVI and STI operate in very similar markets characterized by significant customer group overlap. STI had few customers and TVI’s analysis indicated that these customers (mainly government agencies) reassess their purchase decisions frequently. Budgetary concerns play a significant role in the decision-making process at the customer level.

Michael Fay, Branch Chief

December 22, 2006

6.	We note from the STI financial statements included in the Form 8-K/A furnished on January 19, 2006 that research and development expenses comprised approximately 32% and 38% of STI’s total operating expenses for the fiscal years ended June 30, 2005 and June 30, 2004, respectively. In addition, we note from page seven of the “Business” section of your Form 10-K that you obtained 15 pending domestic and foreign patent applications in connection with your acquisition of STI. Furthermore, we note from page five of the “Business” section of your Form 10-K that STI has a robust product development line and has several next-generation products under review with the National Institute for Occupational Safety and Health (“NIOSH”). As such, it appears that your acquisition of STI may have resulted in the acquisition of identifiable assets resulting from the research and development activities of STI.

We note that costs should be assigned to all identifiable tangible and intangible assets resulting from research and development activities of an acquired enterprise (e.g. patents received or applied for, specifications or designs for new products, etc.) or to be used in research and development activities of a combined enterprise (e.g. materials and supplies, equipment and facilities, etc.) in accordance with paragraph 4 of FIN 4. Subsequent to the assignment of values under purchase price accounting, costs to be used in a particular research and development project and that have no alternative use, should then be charged to expense at the date of consummation of the business combination. Accordingly, please explain to us how your accounting treatment of identifiable tangible and intangible assets that relate to research and development activities is in accordance with paragraphs 4 and 5 of FIN 4 and paragraph 42 of SFAS No. 141. Also, refer to the disclosure requirements of paragraph 51(g) of SFAS No. 141, with regard to any purchased research and development assets that may have been written off.

Response: Please refer to our response to Comment No. 5 as it relates to the value of identifiable intangible assets. TVI agrees that R&D expenses as a percentage of total operating expenses of STI for the fiscal 2004 and 2005 is relatively high; however, the dollar amounts ($615,000 and $493,000 for fiscal 2005 and 2004, respectively) are relatively small and the percentages primarily reflect the modest amount of STI’s total operating expenses and revenues, rather than representing identifiable intangible R&D assets. As of the date of the acquisition, STI did not have any identifiable tangible or intangible assets related to research and development activities recorded on its balance sheet (except the value represented by the patent applications as discussed above) and none was created as a result of the acquisition.

7.	We note that the terms of the Agreement and Plan of Merger dated November 8, 2005, relating to the acquisition of STI, provides for the payment of additional earnout consideration in an amount up to $5.5 million, if certain conditions are met by STI and its stockholders, including the generation of certain income amounts by STI in the fiscal years ending June 30, 2006 and 2007. Per your disclosure in Note 3 to your financial statements for the period ended December 31, 2005, it appears that you intend to recognize any earnout consideration paid to the selling shareholders of STI as additional goodwill (i.e. an adjustment to the purchase price) in the year paid.

However, in certain circumstances, the substance of an agreement, resulting in contingent consideration paid in connection with an acquisition, is to provide compensation for services or use of property or profit sharing. In such circumstances, the additional consideration given shall be recognized as an expense in the appropriate periods. In this regard, we note per section 1.7 of your Agreement and Plan of Merger that i) “no Company Stockholder who is a Key Employee shall be entitled to receive any Earnout Payment unless he remains continuously employed under his Employment Agreement with the Parent through the end of the applicable Earnout Period” and ii) “Mr. Hans Hauser shall not be entitled to receive an Earnout Payment for an Earnout Period if Surviving Corporation terminates the R&D Agreement for cause prior to the end of the Earnout

Michael Fay, Branch Chief

December 22, 2006

Period.” We note further that both your employment agreement with Dale E. Kline (as President and CEO of Post-Merger STI) and the research and development agreement with Safety Tech AG and Hans Hauser (as Principal of Safety Tech AG) include specific provisions regarding Dale Kline and Hans Hauser’s rights to receive their proportionate share of the Maximum Earnout Payments if either agreement is terminated by STI without cause.

Given that Dale Kline and Hans Hauser’s are contractually obligated to continue to provide services through the end of the earnout period (unless terminated by STI without cause) in order to receive their proportionate share of any additional earnout consideration, it appears that any additional earnout consideration payable to Dale Kline and Hans Hauser may, in substance, be reflective of compensation expense, in accordance with the guidance provided in EITF 95-8 and paragraph 34 of SFAS No. 141. As such, please tell us why you believe it is appropriate to recognize any amounts of additional earnout consideration that could become payable to Dale Kline, Hans Hauser, or any other individuals providing services under similar contracts, as goodwill, as opposed to compensation expense. As a part of your response, also tell us what portion of the $5.5 million in maximum earnout payments could become payable to Dale Kline, Hans Hauser, or any other individuals providing services under similar contracts.

Response: The Company agrees with the Staff’s assessment that in many cases contingent consideration paid to selling stockholders can be construed as additional compensation. However, as discussed in EITF 95-8, there can be mitigating factors that allow contingent consideration to be considered additional goodwill. One factor involves the determination that the initial consideration paid at the acquisition date is based on the low end of a range established in the valuation of the acquired company. The Company’s internal process for valuing acquisitions, including consideration of analyses and recommendations from the Company’s retained investment banking firm, indicated that the STI transaction was in the lower range of acquisition values. Based on this analysis we intended to include any earnout consideration as additional goodwill.

Notwithstanding the mitigating factor listed above, the Company has not paid nor is it liable for any earnout consideration to be paid to the selling stockholders of STI based on its operating results for the period ended June 30, 2006. If target earnings thresholds are achieved for the 12-month period ending June 30, 2007, Messrs. Kline and Hauser could receive up to $5.5 million in earnout payments.

8.	We note that 50% of any earnout payments relating to your acquisition of STI are to be paid in the form of restricted Common Stock of TVI Corporation. Please confirm that your dilutive earnings per share computations appropriately apply the guidance provided in paragraphs 30 and 31 of SFAS No. 128 to any shares contingently issuable as earnout payments. Furthermore, please include a reconciliation of the numerators and denominators of your basic and dilutive earnings per share computations, in future filings. Refer to the requirements of paragraph 40(a) of SFAS No. 128.

Response: The Company confirms that it applied the guidance provided in paragraphs 30 and 31 of SFAS 128 related to the contingently issuable shares of the Company as a result of the STI acquisition. The earn-out is based on an “excess EBITDA” calculation and for no reporting period during the first earn-out period ended June 30, 2006 did STI meet any of the required conditions even assuming that the reporting period coincided with the end of the contingency period.

In future filings, TVI will include a reconciliation of the numerator and denominator of basic and diluted earnings per share computation.

Michael Fay, Branch Chief

December 22, 2006

9.	We note that the terms of your April 2004 acquisition of CAPA Manufacturing, LLC provided for an additional earnout payment of up to $625,000 - payable in 2006 in the form of your company’s common stock - if CAPA operations satisfy certain benchmarks. Please tell us i) your intended accounting treatment for any amounts payable under the additional earn-out payment provisions of the CAPA acquisition agreement and ii) how the guidance provided in EITF 95-8 and paragraph 34 of SFAS No. 141 was considered in determining your accounting treatment. Your response should specifically address whether any portion of the potential additional earnout payment is automatically forfeited upon the termination of key employees.

Response: The terms of the purchase agreement for the April 2004 acquisition of the assets of and assumption of certain liabilities of CAPA Manufacturing, LLC provide that as part of the purchase price TVI shall pay an “Earn-Out Payment” of up to $625,000, based on EBIT derived from the sales of acquired CAPA products for the year ending December 31, 2006. The CAPA purchase agreement also provides that no Earn-Out Payment shall be due if EBIT derived from CAPA sales is less than $1.6 million.

The earnout consideration is to be paid regardless of whether the seller’s owners are continually employed by the Company. As discussed in EITF 95-8, arrangements in which the contingent payments are not affected by employment termination may indicate that the contingent payments are additional purchase price rather than compensation. In fact, three of the four CAPA owners are no longer employed by the Company; yet, each will be entitled to earnout payments should the required earnings levels be met. Accordingly, TVI intends to account for any Earn-Out Payments payable by the Company as additional goodwill.

5. Property, Plant, and Equipment, Net page 39

10.	Please describe for us the capital equipment not yet placed in service. Also, explain to us why it has not yet been placed in service.

Response: The capital equipment not yet placed in service relates to our filter plant that has been under development since early 2005. We are currently producing filter canisters only for the purposes of quality assurance testing prior to commercial production.

Form 10-Q: For the Quarterly Period Ended September 30, 2006

Results of Operations for the Three Months Ended September 30, 2006 Compared with the Three Months Ended September 30, 2005, page 15

11.	Please quantify for us the revenue attributable to your command and control centers for the periods presented and explain to us in detail the reason for the increase. In addition, quantify for us the amount of revenues and expenses (by income statement line item) attributable to STI for the periods presented. In future filings, ensure that you extensively discuss the reasons for any changes in financial statement line items and supplement your discussion with quantitative information.

Response: Sales of our command and control shelters amounted to $1.1 million for the three months ended September 30, 2006 compared to $0.3 million for the three months ended September 30, 2005. The fluctuation is a result of short-term change in market demand.

Since STI was acquired on November 8, 2005, the results for the three months ended September 30, 2005 did not include any amounts related to STI. The amount of revenues and expenses (by income

Michael Fay, Branch Chief

December 22, 2006

statement line item) attributable to STI for the three months ended September 30, 2006 were as follows:

Sales - $1.4 million

Cost of sales - $0.8 million

Gross margin - $0.6 million

SG&A expense – $174,000

R&D expense – $135,000

Income tax expense - $116,000

As noted in the response to Comment No. 2, TVI intends to commence segment reporting for the 2006 annual report on Form 10-K. Accordingly, in future filings, TVI will discuss the reasons for any changes in operating segments and will supplement this discussion with quantitative information.

Liquidity and Capital Resources. page 17

12.	We note from your filings on Form 10-K and 10-Q that your inventory balance was approximately $1,829,000, $4,724,000, and $6,212,000 at December 31, 2004, December 31, 2005, and September 30, 2006, respectively. Given that your inventory balance appears to have increased much more significantly than sales over the corresponding period, please explain to us why you believe that your inventory is stated at the lower of cost or market. In addition, explain to us, in much greater detail, the changes in product mix that you anticipate for expected orders. Please provide us with an inventory aging as of September 30, 2006, as a part of your response.

Response: TVI does not use, nor does TVI have available to it, an inventory aging as of either September 30, 2006 or a more current date; however, as disclosed in footnote 4 to the audited financial statements included in the 2005 Form 10-K (page 39), TVI has established an inventory reserve based on a slow moving inventory report and its knowledge of materials that may be obsolete. As of December 22, 2006, TVI does not have a significant amount of inventory that is over six months old.

TVI’s product mix is driven by customer demand across all of it markets. Demand for individual product lines is unpredictable and varies from period to period. Many of our customers are homeland security and similar agencies purchasing for disaster relief and recovery needs, which are unpredictable and driven by events and/or which are subject to government funding and grant levels. In addition, the lead times for many of TVI’s sales are generally quite long. For instance, when TVI receives a significant sales order, it is generally the result of several months of discussions with the customer. Once the order is nearly final or in the final stages, TVI purchases raw materials and begins production in advance of the receipt of the actual customer order. Customers generally expect TVI to fulfill those orders in a short timeframe. Therefore, TVI manages its inventory levels based on the orders that are expected to close based on the best information available. These raw material purchases have significantly increased TVI’s raw materials inventory. A further reason for the increase is TVI’s field sales demonstration inventory, which has increased significantly due to the need for TVI to market its surge capacity products to first receivers, such as hospitals and other health care providers.

Michael Fay,Branch Chief

December 22,2006

13.	Please tell us how you account for demonstration inventory and explain to us the basis for your policy. Clearly explain why you do not charge any amount related to this inventory to expense.

Response: The Company’s demonstration inventory is transferred from finished goods to demonstration inventory as an item is needed for marketing demonstrations. TVI depreciates the field sales demonstration inventory on a straight-line basis over two years from the date the inventory is removed from finished goods. TVI’s experience has demonstrated that a two year amortization period is appropriate.

14.	We note the increase to both your accounts receivable balance and “days-sales outstanding” as of September 30, 2006. In this regard, please provide us an accounts receivable aging as of September 30, 2006. In addition, identify for us any accounts receivable balance that i) relates to sales made prior to September 1, 2006 and ii) remains uncollected as of the date of your response. Explain to us in detail your basis for assuming collectibility for each significant amount that remains uncollected. Also, tell us the payment terms that you offer each of your customers. If there are different terms for different classes of customers or products, highlight this fact for us.

Note: By phone call on December 1, 2006, Jeffrey Sears of the Commission informed outside counsel to TVI that the accounts receivable aging information requested above need not be provided for any period prior to September 30, 2006, but should be provided instead for both: (i) any accounts receivable as of September 30, 2006 and (ii) any accounts receivable which remain uncollected as of a recent and specified date as of the date of the issuer’s response.

Response: TVI’s accounts receivable aging as of September 30, 2006 and December 18, 2006 are attached to the version of this letter delivered by hand as Attachment I and Attachment II, respectively. Pursuant to Securities Exchange Act Rule 12b-4, the Company requests that these attachments are returned to the Company when the staff’s review is complete.

For purposes of this response to this comment, TVI has assumed that an individual uncollected account receivable is significant if it exceeds $100,000 and is over 90 days overdue as of December 18, 2006 based on the contractual payment terms. Using this threshold, TVI had three significant past due accounts receivable totaling approximately $562,100. These past due accounts represent approximately 57% of total accounts receivable over 90 days past due as of December 18, 2006. The Company believes that its reserves for doubtful accounts are adequate and that this conclusion is borne out by the Company’s historical bad debt expense of $38,000, $73,000 and $15,000 for the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006, respectively.

TVI believes that two of the significant past due accounts, totaling approximately $260,000, will be fully collectable based on the Company’s collection efforts to date and its past relationship with the customers, one of which is a government agency. TVI has instituted litigation with respect to the third significant past due receivable in the amount of approximately $303,000. TVI believes that the merits of its case are strong and that it will prevail in the litigation and will ultimately collect on the receivable.

The payment terms for customers are generally Net 30; however, the Company has negotiated alternative payment terms on limited occasions. TVI generally does not offer payment terms beyond Net 90.

Michael Fay,Branch Chief

December 22,2006

15.	Please quantify for us the amount of any product returns that you received during 2006. Describe to us the facts and circumstances surrounding any significant returns.

Response: To date during 2006 TVI has not experienced significant product returns. For the 11 months ended November 30, 2006 TVI had approximately $200,000 in product returns, representing approximately  1/2 of 1% of revenues during the period.

Form 8-K furnished on January 19, 2006

Exhibit 99.4 - Unaudited Pro Forma Condensed Financial Information

16.	You state that “unaudited income statement information for STI for the three months ended September 30, 2003 and six months ended December 31, 2004 has been used to derive the pro forma condensed combined statements of income.” However, it is unclear which pro forma period’s financial information would be derived from STI’s income statement information for the three months ended September 30, 2003. Furthermore, we note that the periods referenced only account for a total of nine months. As such, please identify the pro forma financial information derived from the aforementioned periods, or clarify for us any errors in your disclosure.

Response: As required by Article 11, it was necessary to include period end financial statements within 93 days of the Company’s year-end. Because STI’s fiscal year-end was June 30 and the Company’s is December 31, it was necessary to use unaudited quarterly financial information for STI in the computation and preparation of the pro forma income statements.

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We hope the foregoing has adequately responded to your inquiries regarding three referenced filings and TVI’s intended prospective disclosure policies and plans. Should you have any additional questions or comments, please feel free to contact the undersigned at 301-352-8800, extension 248 or Sean Hunt at 301-352-8800, extension 215.

Sincerely,

/s/ GEORGE J. ROBERTS
George J. Roberts, Senior Vice President and Chief Financial Officer

cc:	D. Scott Freed
William E. Williams

Attachments:
Attachment I: Accounts receivable aging as of September 30, 2006
Attachment II: Accounts receivable aging as of December 18, 2006